Yukon-Nevada Gold Corp. Announces Restructuring of Ketza River Assets

Vancouver, BC – March 3, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President and CEO of Yukon-Nevada Gold Corp. (the "Company"), announces that the Board of Directors of the Company has determined, in principle, to proceed with a restructuring of the Company’s assets which will result in the Company’s Ketza River, Yukon property being transferred to a separate corporate entity, Newco, which will be a wholly-owned British Columbia subsidiary of the Company, and will own 100% of the shares of Ketza River Holdings Ltd., the Yukon domiciled company which holds the Ketza River assets.

It is anticipated that Newco will make a public distribution of approximately 25% of its shares to fund the pre-production costs of the Ketza River assets. Following such public distribution, the Company will hold the remaining approximate 75% of the issued shares of Newco. It is the intention that Newco will make application for a listing of its shares on a recognized stock exchange.

Following the “spin-out” of Newco, the Company will be able to focus on the further development and enhanced production of its Jerritt Canyon Gold Mine in Elko County, Nevada.

The proposed transaction remains subject to further review and approval by the Company’s Board of Directors. If such approval is given, completion of the transaction will be subject to approval of the applicable securities regulatory bodies. In the interim, the Company is engaged with advisers to determine how best to proceed in terms of structure, timing and other important issues related to a transaction of this type.

Mr. Baldock stated, "The creation of Newco and the appointment of separate management, whilst maintaining shareholder control, will not only strengthen the group management team but will also allow the present Company management to more fully focus on Jerritt Canyon and the significant program of development and growth planned at the Elko, Nevada operational site."

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427

Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.